Exhibit 99.1

Baidu Announces Fourth Quarter and Fiscal Year 2012 Results

BEIJING, Feb. 4, 2013 — Baidu, Inc. (NASDAQ: BIDU), the leading Chinese language Internet search provider, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2012[1].

(Logo: http://photos.prnewswire.com/prnh/20081103/BAIDULOGO )

Fourth Quarter and Fiscal Year 2012 Highlights

•	Total revenues in the fourth quarter of 2012 were RMB6.335 billion ($1.017 billion), a 41.6% increase from the corresponding period in 2011.

•	Total revenues in fiscal year 2012 were RMB22.306 billion ($3.580 billion), a 53.8% increase from 2011.

•	Operating profit in the fourth quarter of 2012 was RMB2.848 billion ($457.1 million), a 24.0% increase from the corresponding period in 2011.

•	Operating profit in fiscal year 2012 was RMB11.051 billion ($1.774 billion), a 45.9% increase from 2011.

•

Net income attributable to Baidu in the fourth quarter of 2012 was RMB2.795 billion ($448.7 million), a 36.1% increase from the corresponding period in 2011. Diluted earnings attributable to Baidu per ADS[2] for the fourth quarter of 2012 were RMB7.99 ($1.28); diluted earnings attributable to Baidu per ADS excluding share-based compensation expenses (non-GAAP) for the fourth quarter of 2012 were RMB8.18 ($1.31).

•

Net income attributable to Baidu in fiscal year 2012 was RMB10.456 billion ($1.678 billion), a 57.5% increase from 2011. Diluted earnings attributable to Baidu per ADS for fiscal year 2012 were RMB29.83 ($4.79); diluted earnings attributable to Baidu per ADS excluding share-based compensation expenses (non-GAAP) for fiscal year 2012 were RMB30.44 ($4.89).

[1]	This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB 6.2301 to US$1.00, the effective noon buying rate as of December 31, 2012 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.
[2]	Effective on May 12, 2010, Baidu adjusted the ratio of its American depositary shares (“ADSs”) representing Class A ordinary shares from one (1) ADS for one (1) Class A ordinary share to ten (10) ADSs for one (1) Class A ordinary share. All earnings per ADS figures in this announcement give effect to the forgoing ADS to share ratio change.

“Baidu once again posted solid growth in 2012 amidst challenging macro conditions,” said Robin Li, chairman and chief executive officer of Baidu. “Similar to the early days of the Internet, this is a time of boundless innovation, creativity and opportunity in our industry. We are at the heart of the Internet in China and we’re excited to embrace and lead the next stage of mobile- and cloud-centric Internet growth.”

Mr. Li continued, “We made encouraging progress in 2012, integrating Baidu’s superior search and search-related products and functions, like maps and image recognition, into our offering. In 2013 we will continue to enhance functionality, introduce new products, and step up efforts to push our products to users.”

Jennifer Li, Baidu’s chief financial officer, commented, “Revenue growth and profitability maintained a healthy trajectory in 2012 as we continued to invest aggressively in developing a comprehensive ecosystem. In December, we completed the iQiyi deal and consolidated its financials in our fourth quarter results. In 2013, we’ll be both stepping up our investments and increasing sales and marketing efforts to ensure Baidu captures the huge opportunities ahead.”

Fourth Quarter 2012 Results

Baidu reported total revenues of RMB6.335 billion ($1.017 billion) for the fourth quarter of 2012, representing a 41.6% increase from the corresponding period in 2011.

Online marketing revenues for the fourth quarter of 2012 were RMB6.288 billion ($1.009 billion), representing a 40.8% increase from the corresponding period in 2011. Baidu had about 406,000 active online marketing customers[3] in the fourth quarter of 2012, representing a 30.5% increase from the corresponding period in 2011 and a 4.1% increase from the previous quarter. Revenue per online marketing customer for the fourth quarter of 2012 was approximately RMB15,500 ($2,488), a 7.6% increase from the corresponding period in 2011 and a 3.1% decrease from the previous quarter.

Traffic acquisition cost (TAC) as a component of cost of revenues was RMB606.8 million ($97.4 million), representing 9.6% of total revenues, as compared to 7.9% in the corresponding period in 2011 and 8.6% in the third quarter of 2012. The increase mainly reflects increased contextual ads contributions and hao123 promotions through our network.

Bandwidth costs as a component of cost of revenues were RMB337.2 million ($54.1 million), representing 5.3% of total revenues, compared to 4.3% in the corresponding period in 2011. Depreciation costs as a component of cost of revenues were RMB317.5 million ($51.0 million), representing 5.0% of total revenues, compared to 4.8% in the corresponding period in 2011. These increases were mainly due to an increase in network infrastructure capacity and the consolidation of iQiyi into the Company’s financial statements.

Content costs as a component of cost of revenues were RMB120.3 million ($19.3 million), representing 1.9% of total revenues, compared to 0.6% in the corresponding period in 2011. Content costs mainly consist of amortization of licensed content costs from copyright owners or content distributors, and costs of self-produced content. The increase was mainly due to the consolidation of iQiyi into the Company’s financial statements.

Selling, general and administrative expenses were RMB792.4 million ($127.2 million), representing an increase of 51.7% from the corresponding period in 2011, mainly due to an increase in marketing expenses and the consolidation of iQiyi into the Company’s financial statements.

Research and development expenses were RMB701.6 million ($112.6 million), a 69.6% increase from the corresponding period in 2011. The increase was primarily due to an increase in the number of research and development personnel.

Share-based compensation expenses, which were allocated to related operating cost and expense line items, were RMB66.6 million ($10.7 million) in the fourth quarter of 2012, compared to RMB56.7 million in the previous quarter and RMB46.6 million in the corresponding period in 2011.

Operating profit was RMB2.848 billion ($457.1 million), representing a 24.0% increase from the corresponding period in 2011. Operating profit excluding share-based compensation expenses (non-GAAP) was RMB2.915 billion ($467.8 million), a 24.3% increase from the corresponding period in 2011.

Loss from equity method accounting was RMB121.7 million ($19.5 million), representing an increase of RMB113.9 million ($18.3 million) compared to the corresponding period in 2011. This increase was mainly attributable to loss pickup from Baidu’s cash investment in iQiyi and other invested entities.

Other Income was RMB380.5 million ($61.1 million), representing an increase of RMB359.5 million ($57.7 million) compared to the corresponding period in 2011. This increase mainly reflects a one-time gain for fair value adjustment arising from the step acquisition of iQiyi.

Income tax expense was RMB539.9 million ($86.7 million), compared to an income tax expense of RMB404.5 million in the corresponding period in 2011. The effective tax rate for the fourth quarter of 2012 was 16.2% compared to 16.5% for the corresponding period in 2011.

Net income attributable to Baidu was RMB2.795 billion ($448.7million), representing a 36.1% increase from the corresponding period in 2011. Basic and diluted earnings attributable to Baidu per ADS for the fourth quarter of 2012 amounted to RMB8.00 ($1.28) and RMB7.99 ($1.28), respectively.

Net income attributable to Baidu excluding share-based compensation expenses (non-GAAP) was RMB2.862 billion ($459.4 million), a 36.3% increase from the corresponding period in 2011. Basic and diluted earnings attributable to Baidu per ADS excluding share-based compensation expenses (non-GAAP) for the fourth quarter of 2012 amounted to RMB8.19 ($1.31) and RMB8.18 ($1.31), respectively.

As of December 31, 2012, Baidu had cash, cash equivalents and short-term investments of RMB32.485 billion ($5.214 billion). This amount includes the $1.5 billion raised through the Company’s registered bond offering in November 2012. Net operating cash inflow and capital expenditures for the fourth quarter of 2012 were RMB3.396 billion ($545.1 million) and RMB786.4 million ($126.2 million), respectively.

Adjusted EBITDA (non-GAAP), defined in this announcement as earnings before interest, taxes, depreciation, amortization, other non-operating income and share-based compensation expenses, were RMB3.324 billion ($533.6 million) for the fourth quarter of 2012, representing a 25.9% increase from the corresponding period in 2011.

[3]	Online marketing customers exclude group buying customers of Qunar, Baidu’s majority-owned subsidiary that offers online travel search services.

Fiscal Year 2012 Results

Total revenues in 2012 were RMB22.306 billion ($3.580 billion), representing a 53.8% increase from 2011.

Online marketing revenues in 2012 were RMB22.246 billion ($3.571 billion), representing a 53.5% increase from 2011. The growth was driven by increases in both the number of active online marketing customers and revenue per customer. Baidu had about 596,000 active online marketing customers in 2012, representing a 22.1% increase from 2011. Revenue per online marketing customer for 2012 was RMB37,300 ($5,987), an increase of 25.6% from 2011.

Traffic acquisition costs in 2012 were RMB1.930 billion ($309.8 million), representing 8.7% of total revenues, compared to 8.0% in 2011. The increase in TAC as a percentage of total revenues reflects an increased revenue contribution from Baidu’s products and services, such as contextual ads, through our network.

Bandwidth costs as a component of cost of revenues were RMB1.069 billion ($171.6 million), representing 4.8% of total revenues, compared to 4.3% in 2011. Depreciation costs as a component of cost of revenues were RMB1.082 billion ($173.7 million), representing 4.9% of total revenues, compared to 4.5% in 2011. These increases were mainly due to an increase in network infrastructure capacity.

Content costs as a component of cost of revenues were RMB215.1 million ($34.5 million), representing 1.0% of total revenues, compared to 0.5% in 2011. The increase was mainly due to the consolidation of iQiyi into the Company’s financial statements.

Selling, general and administrative expenses in 2012 were RMB2.501 billion ($401.5 million), representing an increase of 47.8% from the previous year, mainly due to an increase in people and marketing expenses.

Research and development expenses totaled RMB2.305 billion ($370.0 million) in 2012, representing a 72.7% increase from 2011, primarily due to an increase in the number of research and development personnel.

Share-based compensation expenses, which were allocated to related operating cost and expense line items, were RMB212.3 million ($34.1 million) in 2012, compared to RMB152.0 million in 2011.

Operating profit in 2012 was RMB11.051 billion ($1.774 billion), a 45.9% increase from 2011. Operating profit excluding share-based compensation expenses (non-GAAP) in 2012 was RMB11.264 billion ($1.808 billion), representing a 45.7% increase from 2011.

Loss from equity method accounting in 2012 was RMB294.2 million ($47.2 million), representing an increase of RMB114.8 million ($18.4 million) compared to 2011. This increase was mainly attributable to loss pick-up from invested entities.

Income tax expense was RMB1.574 billion ($252.7 million), compared to an income tax expense of RMB1.189 billion in 2011. The effective tax rate for 2012 was 13.2% compared to 15.2% in 2011. The year-over-year decrease in the effective tax rate was mainly due to recognition of tax benefits obtained in 2012 for 2011.

Net income attributable to Baidu in 2012 was RMB10.456 billion ($1.678 billion), representing a 57.5% increase from 2011. Basic and diluted earnings attributable to Baidu per ADS in 2012 amounted to RMB29.86 ($4.79) and RMB29.83 ($4.79), respectively.

Net income attributable to Baidu excluding share-based compensation expenses (non-GAAP) in 2012 was RMB10.668 billion ($1.712 billion), reflecting a 57.1% increase from 2011. Basic and diluted earnings attributable to Baidu per ADS excluding share-based compensation expenses (non-GAAP) in 2012 were RMB30.47 ($4.89) and RMB30.44 ($4.89), respectively.

Net operating cash inflow and capital expenditures in 2012 were RMB12.583 billion ($2.020 billion) and RMB2.311 billion ($370.9 million), respectively.

Adjusted EBITDA (non-GAAP) was RMB12.698 billion ($2.038 billion) in 2012, representing a 47.4% increase from 2011.

Outlook for First Quarter 2013

Baidu currently expects to generate total revenues in an amount ranging from RMB5.890 billion ($945.4 million) to RMB6.080 billion ($975.9 million) for the first quarter of 2013, representing a 38.1% to 42.6% year-over-year increase. This forecast reflects Baidu’s current and preliminary view, which is subject to change.

Conference Call Information

Baidu’s management will hold an earnings conference call at 8:00 PM on February 4, 2013 U.S. Eastern Time (9:00 AM on February 5, 2013 Beijing/Hong Kong Time).

Dial-in details for the earnings conference call are as follows:

International:	+65-6723-9381
US:	+1-718-354-1231
UK:	+44-20-3059-8139
Hong Kong:	+852-2475-0994

Passcode for all regions: 89724453

A replay of the conference call may be accessed by phone at the following number until February 11, 2013:

International: +61-2-8199-0299

Passcode: 89724453

Additionally, a live and archived webcast of this conference call will be available at http://ir.baidu.com .

About Baidu

Baidu, Inc. is the leading Chinese language Internet search provider. As a technology-based media company, Baidu aims to provide the best way for people to find information. In addition to serving Internet search users, Baidu provides an effective platform for businesses to reach potential customers. Baidu’s ADSs, ten of which represent one Class A ordinary share, currently trade on the NASDAQ Global Select Market under the symbol “BIDU”.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the outlook for the first quarter 2013 and quotations from management in this announcement, as well as Baidu’s strategic and operational plans, contain forward-looking statements. Baidu may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to fourth parties. Statements that are not historical facts, including statements about Baidu’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies; our future business development, including development of new products and services; our ability to attract and retain users and customers; competition in the Chinese and Japanese language Internet search markets; competition for online marketing customers; changes in our revenues and certain cost or expense items as a percentage of our revenues; the outcome of ongoing, or any future, litigation or arbitration, including those relating to intellectual property rights; the expected growth of the Chinese language Internet search market and the number of Internet broadband and mobile device users in China; Chinese governmental policies relating to the Internet and Internet search providers and general economic conditions in China and elsewhere. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. Baidu does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Baidu undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Baidu’s consolidated financial results presented in accordance with GAAP, Baidu uses the following measures defined as non-GAAP financial measures by the SEC: adjusted EBITDA, operating profit excluding share-based compensation expenses, net income excluding share-based compensation expenses, and basic and diluted earnings per ADS excluding share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures” and “Reconciliation from net cash provided by operating activities to adjusted EBITDA” set forth at the end of this release.

Baidu believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding certain expenses, particularly share-based compensation expenses, that may not be indicative of its operating performance or financial condition from a cash perspective. We believe that both management and investors benefit from referring to these non-GAAP financial measures in assessing our performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to Baidu’s historical performance and liquidity. Baidu has computed its non-GAAP financial measures using the same consistent method from quarter to quarter since April 1, 2006. Baidu believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude share-based compensation charge that has been and will continue to be for the foreseeable future a significant recurring expense in our results of operations. A limitation of using non-GAAP adjusted EBITDA is that it does not include all items that impact our net income for the period. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

For investor and media inquiries, please contact:

China

Victor Tseng

Baidu, Inc.

Tel: 86-10-5992-7244

ir@baidu.com

Nick Beswick

Brunswick Group

Tel: +86-10-5960-8600

Email: baidu@brunswickgroup.com

U.S.

Patricia Graue

Brunswick Group

Tel: +1-415-671-7676

Email: baidu@brunswickgroup.com

Baidu, Inc.

Condensed Consolidated Statements of Income

	Three Months Ended			Twelve Months Ended
(In RMB thousands except for share, per share (or ADS) information)	December 31, 2012	December 31, 2011	September 30, 2012	December 31, 2012	December 31, 2011
	Unaudited	Unaudited	Unaudited	Unaudited	Audited
Revenues:
Online marketing services	6,287,549	4,466,664	6,246,009	22,245,643	14,489,767
Other services	47,797	7,429	4,711	60,383	11,019

Total revenues	6,335,346	4,474,093	6,250,720	22,306,026	14,500,786

Operating costs and expenses:
Cost of revenues (note 1, 2)	(1,993,313)	(1,240,588)	(1,696,512)	(6,448,545)	(3,896,883)
Selling, general and administrative (note 2)	(792,373)	(522,449)	(642,788)	(2,501,336)	(1,692,810)
Research and development (note 2)	(701,575)	(413,779)	(614,541)	(2,304,825)	(1,334,434)

Total operating costs and expenses	(3,487,261)	(2,176,816)	(2,953,841)	(11,254,706)	(6,924,127)

Operating profit	2,848,085	2,297,277	3,296,879	11,051,320	7,576,659

Other income:
Interest income	252,556	158,991	228,330	866,465	418,201
Interest expense	(33,012)	(25,915)	(24,002)	(107,857)	(82,551)
Foreign exchange gain (loss), net	(3,028)	2,374	(2,359)	(4,533)	(1,959)
Loss from equity method investments	(121,719)	(7,794)	(69,312)	(294,229)	(179,408)
Other income (loss), net	380,545	21,044	29,656	454,271	78,237

Total other income	475,342	148,700	162,313	914,117	232,520

Income before income taxes	3,323,427	2,445,977	3,459,192	11,965,437	7,809,179

Income taxes	(539,909)	(404,492)	(467,699)	(1,574,159)	(1,188,861)
Net income	2,783,518	2,041,485	2,991,493	10,391,278	6,620,318

Less: net loss attributable to noncontrolling interests	(11,964)	(12,185)	(16,208)	(64,750)	(18,319)
Net income attributable to Baidu, Inc.	2,795,482	2,053,670	3,007,701	10,456,028	6,638,637

Earnings per share for Class A and Class B ordinary shares:
Net income attributable to Baidu, Inc.-Basic	79.96	58.83	86.02	298.62	190.27
Net income attributable to Baidu, Inc.-Diluted	79.91	58.73	85.94	298.29	189.88
Earnings per ADS (1 Class A ordinary share equals 10 ADSs):
Net income attributable to Baidu, Inc.-Basic	8.00	5.88	8.60	29.86	19.03
Net income attributable to Baidu, Inc.-Diluted	7.99	5.87	8.59	29.83	18.99
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	34,963,019	34,907,318	34,946,375	34,939,838	34,890,050
Diluted	34,983,115	34,966,028	34,979,732	34,979,459	34,962,831
(1) Cost of revenues are detailed as follows:
Sales tax and surcharges	(442,709)	(327,624)	(427,146)	(1,572,420)	(1,024,858)
Traffic acquisition costs	(606,809)	(353,762)	(538,192)	(1,929,966)	(1,155,546)
Bandwidth costs	(337,194)	(192,230)	(266,871)	(1,069,306)	(626,444)
Depreciation costs	(317,488)	(214,866)	(279,873)	(1,081,890)	(657,845)
Operational costs	(164,412)	(122,998)	(149,720)	(569,725)	(358,169)
Content costs	(120,337)	(26,940)	(32,307)	(215,133)	(66,494)
Share-based compensation expenses	(4,364)	(2,168)	(2,403)	(10,105)	(7,527)

Total cost of revenues	(1,993,313)	(1,240,588)	(1,696,512)	(6,448,545)	(3,896,883)

(2) Includes share-based compensation expenses as follows:
Cost of revenues	(4,364)	(2,168)	(2,403)	(10,105)	(7,527)
Selling, general and administrative	(4,423)	(14,113)	(18,294)	(54,512)	(50,012)
Research and development	(57,778)	(30,360)	(36,023)	(147,692)	(94,489)

Total share-based compensation expenses	(66,565)	(46,641)	(56,720)	(212,309)	(152,028)

Baidu, Inc.

Condensed Consolidated Balance Sheets

(In RMB thousands except for number of shares and per share data)	December 31 2012	December 31 2011
	Unaudited	Audited
ASSETS
Current assets:
Cash and cash equivalents	11,880,632	4,127,482
Restricted cash	395,029	483,387
Short-term investments	20,604,223	10,051,578
Accounts receivable, net	1,253,483	599,558
Amounts due from related parties	—	149,728
Deferred tax assets, net	160,315	121,411
Other assets, current	380,407	315,012

Total current assets	34,674,089	15,848,156

Non-current assets:
Fixed assets, net	3,958,323	2,744,241
Intangible assets, net	1,517,219	928,511
Goodwill	3,877,564	2,419,542
Long-term investments, net	803,499	734,360
Amounts due from related parties	—	100,000
Deferred tax assets, net	53,303	52,125
Other assets, non-current	784,893	513,606

Total non-current assets	10,994,801	7,492,385

Total assets	45,668,890	23,340,541

LIABILITIES AND EQUITY
Current liabilities:
Short-term loans	—	125,878
Accounts payable and accrued liabilities	3,806,836	2,545,445
Customer advances and deposits	2,067,586	1,573,967
Deferred revenue	94,121	62,705
Deferred income	64,506	34,779
Long-term loans, current portion	2,170,978	46,000
Capital lease obligation	32,502	17,773

Total current liabilities	8,236,529	4,406,547

Non-current liabilities:
Deferred income	190,000	19,942
Long-term loans	356,589	2,277,925
Notes payable	9,336,686	—
Amounts due to related parties	—	148,873
Deferred tax liabilities	289,482	131,629
Capital lease obligation	44,479	30,112

Total non-current liabilities	10,217,236	2,608,481

Total liabilities	18,453,765	7,015,028

Redeemable noncontrolling interests	1,033,283	935,978
Equity
Class A Ordinary Shares, par value US$0.00005 per share, 825,000,000 shares authorized, and 27,111,117 shares and 27,202,710 shares issued and outstanding as at December 31, 2011 and December 31, 2012	12	12
Class B Ordinary Shares, par value US$0.00005 per share, 35,400,000 shares authorized, and 7,803,000 shares and 7,763,000 shares issued and outstanding as at December 31, 2011 and December 31, 2012	3	3
Additional paid-in capital	2,095,273	1,771,770
Retained earnings	24,038,219	13,604,334
Accumulated other comprehensive loss	(78,278)	(84,403)

Total Baidu, Inc. shareholders’ equity	26,055,229	15,291,716
Noncontrolling interests	126,613	97,819
Total equity	26,181,842	15,389,535

Total liabilities, redeemable noncontrolling interests, and equity	45,668,890	23,340,541

Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures (*) (in RMB thousands, unaudited)

	Three months ended December 31, 2011			Three months ended September 30, 2012			Three months ended December 31, 2012			Twelve months ended December 31, 2011			Twelve months ended December 31, 2012
	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results
Operating profit	2,297,277	46,641	2,343,918	3,296,879	56,720	3,353,599	2,848,085	66,565	2,914,650	7,576,659	152,028	7,728,687	11,051,320	212,309	11,263,629

	Three months ended December 31, 2011			Three months ended September 30, 2012			Three months ended December 31, 2012			Twelve months ended December 31, 2011			Twelve months ended December 31, 2012
	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results
Net income attributable to Baidu, Inc.	2,053,670	46,641	2,100,311	3,007,701	56,720	3,064,421	2,795,482	66,565	2,862,047	6,638,637	152,028	6,790,665	10,456,028	212,309	10,668,337

(*) The adjustment is only for share-based compensation.

Reconciliation from net cash provided by operating activities to adjusted EBITDA(*) (in RMB thousands, unaudited)

	Three months ended December 31, 2011	As a % of total revenues	Three months ended September 30, 2012	As a % of total revenues	Three months ended December 31, 2012	As a % of total revenues	Twelve months ended December 31, 2011	As a % of total revenues	Twelve months ended December 31, 2012	As a % of total revenues
Net cash provided by operating activities	3,357,790	75%	3,779,180	61%	3,396,282	54%	8,178,819	56%	12,582,618	56%
Changes in assets and liabilities, net of effects of acquisitions	(973,970)	-22%	(360,530)	-6%	(136,513)	-2%	(521,561)	-4%	(545,055)	-2%
Income taxes expenses	404,492	9%	467,699	8%	539,909	8%	1,188,861	8%	1,574,159	7%
Interest income and other, net	(148,700)	-3%	(162,313)	-3%	(475,342)	-8%	(232,520)	-2%	(914,117)	-4%

Adjusted EBITDA	2,639,612	59%	3,724,036	60%	3,324,336	52%	8,613,599	58%	12,697,605	57%

(*) Definition of adjusted EBITDA: earnings before interest, taxes, depreciation, amortization, other non-operating income, and share-based compensation expenses.